Exhibit 99.3

ALARUM TECHNOLOGIES LTD.

PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Shachar Daniel, Chief Executive Officer and a director of the Company, Mr. Shai Avnit, Chief Financial Officer of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Alarum Technologies Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s counsel’s offices, Sullivan & Worcester Tel Aviv, at 28 Haarba’a, Hagag Towers, North Building, 34th floor, Tel Aviv, Israel, on September 9, 2024, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy Card will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ALARUM TECHNOLOGIES LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 9, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint PwC Israel as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.
2a	To re-appoint Mr. Moshe Tal as a Class II independent director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such re-election and until he ceases to serve in her office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2b	To re-appoint Mr. Shachar Daniel as Class II director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve a grant of RSUs to Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve an annual bonus for Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director, for overachieving measurable targets in the year 2023.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the 2024 annual and extraordinary general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mr. Shai Avnit, e-mail address: shai.avnit@alarum.io.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.